Marvel Entertainment, Inc.
417 Fifth Avenue
New York, New York  10016

September 20, 2007

Via EDGAR

Cheryl L. Grant, Esq.
Attorney-Advisor
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marvel Entertainment, Inc.
Definitive Schedule 14A
Filed March 30, 2007
File No. 1-13638

Dear Ms. Grant:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC" or the “Staff”) with respect to the above-referenced Definitive Schedule 14A (the “Proxy Statement”) in the letter (the “Comment Letter”) dated August 21, 2007, addressed to Isaac Perlmutter, Chief Executive Officer of Marvel Entertainment, Inc. (“Marvel” or "we" or “us”).

We understand that the comments in the Staff’s letters do not require an amendment to our Annual Report on Form 10-K for the year ended December 31, 2006, which incorporated portions of our Proxy Statement by reference.  In response to your comments, we are undertaking to provide additional explanation and disclosure in future filings which call for a Compensation Discussion and Analysis (“CD&A”) and other disclosures under Items 402 and 407 of Regulation S-K.  Obviously, actual disclosure in future filings will reflect the facts and circumstances for the period discussed, which may differ from those described in the Proxy Statement or referred to in our responses below.

Our Compensation Committee (the “Committee”) is the key decision maker regarding compensation of the named executive officers, and its decisions and rationales are a primary focus of your comments (and, indeed, of the entire CD&A).  Our management will work with the Committee on any future CD&A, and will seek the Committee’s help in developing improved disclosure that addresses the concerns raised by the Staff in the Comment Letter.

The Staff’s comments in the Comment Letter are copied below in bold type for your reference, and are followed by our response.  The captions below correspond to those used in the Comment Letter.

Compensation of Directors – 2006, page 7

SEC Comment:

1.
Disclose all assumptions made in valuation of awards in column (c) of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See instruction to Regulation S-K item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

The awards in column (c) of the director compensation table are all stock awards, as stated in that column’s footnote (Note 2).  The FAS 123(R) fair value of these awards, per share, was equal to the closing price of the common stock on the day preceding the date of grant.  Because the awards are stock awards (as opposed to option awards), there were no other assumptions made in their valuation.  In the future, we will make it clear that the fair value of these awards is based on the grant date fair market value of the underlying shares.

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15
SEC Comment:

2.
Discuss how each compensation element and your decisions regarding that element affected decisions regarding other elements.  See Item 402(b)(l)(vi) of Regulation S-K.  For example, we note some disclosure on page 16 indicating that allocations are made on a case-by-case basis and that the committee makes its determination regarding singular elements based in part upon other elements of that executive’s compensation as well as the executive’s total compensation opportunity.  Please explain the extent to which determinations with respect to one element of compensation influenced the committee’s decisions with respect to other allocated or contemplated awards.

Response:

We understand the Staff's comment, and will explain how the Committee has viewed the elements of compensation relative to one another.  Some elements of compensation for named executive officers are affected by other elements, and we agree that the CD&A can be enhanced with a fuller explanation of how determinations of the form and amount of one compensation element has affected the determination of others

As disclosed in the CD&A, the Committee exercises its subjective judgment in determining the type and amounts of some elements of compensation for individual named executives, without applying precise formulas.  Our disclosure was intended to convey the fact that the Committee does not make decisions about these elements in isolation, but considers the totality of the named executive officer's compensation package and the other elements that comprise it when making its decisions.  Because its decisions are subjective and may be based on multiple considerations – not just the type and amount of other elements – we cannot disclose a precise interrelationship among compensation elements which does not really exist.  But, we will disclose where compensation elements are and are not affected by determinations regarding other compensation elements.

SEC Comment:

3.
We note your statement on page 16 that you do not “regular[ly] use” compensation consultants.  Yet it appears as though Pearl Meyer & Partners advised the committee with respect to the structuring of Mr. Perlmutter’s 2006 compensation.  Please therefore provide the complete disclosure set forth in Item 407(e)(3)(iii) of Regulation S-K.

Response:

As discussed in the CD&A, the Committee did not rely on information from its consultant as a "benchmark" for its determinations with respect to Mr. Perlmutter's compensation for 2006.  We nevertheless accept this Comment, and going forward will provide a fuller explanation of the role of compensation consultants in our decisions as to the form and amount of compensation discussed in the CD&A, the nature and scope of their assignments, and material elements of instructions or directions the Committee has given to them.

In this regard, because the Committee does not use a consultant on a regular basis, in some cases the impact of a consultant's work in a prior fiscal year on a named executive's compensation in the most recent fiscal year no longer may be significant.  To the extent that the role of the consultant in 2006 or earlier remains relevant to compensation decisions in 2007 or later, we will provide disclosure regarding the role of the compensation consultant, but our understanding is that no disclosure is needed where, due to passage of time and further decision making, the consultant's work is no longer significant.

Salary, page 16

SEC Comment:

4.
You state that the compensation committee “used information on market levels of compensation as a point of reference, to confirm that its proposed compensation design was in line with competitive practice, but did not alter its design or set the amount of this compensation at a particular level in relation to a benchmark.”  Explain what you mean by “in line with competitive practice” and whether the compensation committee may consider modifying your compensation elements and levels in the event your compensation is not “in line with competitive practice.”  As it appears that the committee’s use of the market information may be benchmarking for purposes of Item 402(b)(2)(xiv), please identify the benchmarked companies.

Response:

We will provide a more precise explanation of how information on market levels of compensation is used, if that is the case for compensation elements discussed in the

CD&A.  In this regard, we will explain our meaning in using a phrase such as "in line with competitive practice," and what actions the Committee may have considered taking in connection with this assessment.  As disclosed in the CD&A, the Committee has not engaged in benchmarking as a means of making decisions, but we accept your assertion that an evaluation of compensation against market data can constitute benchmarking within the meaning of the Item 402(b) disclosure rules, and will provide the required disclosures relating to benchmarked companies.

Performance-based awards under our cash incentive compensation plan, page 16

SEC Comment:

5.
Please disclose why you have different policies or decision-making processes regarding particular compensation elements, such as bonus awards, for different named executive officers.  We note your disclosure in the third complete paragraph on page 17 and the first paragraph on page 18.

Response:

We will provide a fuller explanation of why our policies and decision-making processes regarding compensation elements for particular named executive officers differ, as requested by this Comment.

Bonuses paid at the discretion of the Compensation Committee, page 18

SEC Comment:

6.	Describe the factors the committee considers in determining “extraordinary executive performance” that would merit any “additional, discretionary cash bonuses.”

Response:

We will provide full disclosure of the rationale for any discretionary cash bonus that is paid as a result of a Committee determination under its reserved discretion.  In 2006, no such bonuses were paid to named executive officers.  The Committee can pay such a bonus to a named executive in any circumstances in which the Committee deems such a bonus to be warranted.  We cannot disclose precise guidelines for such bonuses where none exist, but we will provide additional disclosure of a general nature regarding the performance that the Committee may consider for bonuses of this type.

Severance pay, page 20

SEC Comment:

7.
We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 30 discussing termination and change-in-control payment arrangements.  In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response:

We will provide additional disclosure in the CD&A regarding termination and change-in-control payments, including how these fit in with our overall compensation objectives, relate to other elements of compensation, and the reasons for the terms and payout levels provided.

Summary Compensation Table, page 22

SEC Comment:

8.
We note Mr. Rothwell’s forfeiture of 60,037 shares of restricted stock and 60,000 shares of phantom stock.  Quantify the amount of the forfeitures in an appropriate footnote to the summary compensation table.

Response:

In the event of forfeitures of stock awards, we will provide footnote disclosure of the amount of those forfeitures, in dollars as well as in number of shares.

Narrative Disclosure to Summary Compensation Table, page 25

Employment Agreements, page 26

SEC Comment:

9.
Please summarize the material terms of the named executive officers’ employment agreements, to the extent you have not already done so.  Address in compensation discussion and analysis why you have employment agreements for some of the officers but not all of them and the reasons for any material differences in significant terms.

Response:

We provided disclosure regarding the terms of employment agreements at various places in the Proxy Statement, particularly under the caption "Potential Payments Upon Termination or Change in Control."  However, we will expand the Narrative Disclosure to the Summary Compensation Table to summarize material terms of employment agreements that are not covered elsewhere.  We also will address in the CD&A our reasons for providing employment agreements or not providing them to particular named executive officers, and for differences in significant terms.

Potential Payments upon Termination or Change in Control, page 30

SEC Comment:

10.	Please include Regulation S-K Item 402(j) disclosure for all named executive officers. Also see Instruction 4 to Item 402(j).

Response:

In providing information in the Proxy Statement in response to Regulation S-K Item 402(j) for the named executive officers, we did not include disclosures for Mr. Arad and Mr. Rothwell under the caption "Potential Payments upon Termination or Change in Control."  Neither Mr. Arad nor Mr. Rothwell was serving as a named executive officer at the end of 2006.  Instruction 4 to Regulation S-K Item 402(j) provides:

Where a triggering event has actually occurred for a named executive officer and that individual was not serving as a named executive officer of the registrant at the end of the last completed fiscal year, the disclosure required by this paragraph for that named executive officer shall apply only to that triggering event.

In the case of Mr. Arad, there was no triggering event.  Mr. Arad resigned as a Marvel officer in May 2006 and agreed to remain employed by Marvel until December 31, 2006.  He received no severance or other payment described in Item 402(j).

In the case of Mr. Rothwell, there was no triggering event in the strict sense; that is, the compensation he received in connection with the end of his employment on July 14, 2006 was not pursuant to pre-existing agreement on the subject.  Rather, as described in footnotes 2 and 5 to the Proxy Statement’s Summary Compensation Table, Mr. Rothwell received a $600,000 severance payment and a $185,000 bonus pursuant to an agreement in connection with his departure.  While Item 402(j) does not mandate a particular format for the disclosures, we will ensure that the information relating to termination payments for terminated named executive officers is disclosed or prominently cross-referenced in the proxy statement section that is providing the Item 402(j) disclosure for named executives still serving at fiscal year end, and includes all elements of compensation required under Item 402(j).

Related Party Transaction Policy and Certain Transactions, page 34

SEC Comment:

11.	State whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See item 404(b)(l)(iv) of Regulation S-K.

Response:

At the time of the Proxy Statement’s filing, our related party transaction policy and procedures were not in writing.  Since then, the policy and procedures have been put into writing.  Going forward, we will specifically disclose that the policy and procedures are in writing.

* * *

In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) Marvel is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to

Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) Marvel may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (212) 576-4004.

Sincerely,

/s/ John Turitzin

John Turitzin
Executive Vice President, Officer of the Chief Executive, and General Counsel
Marvel Entertainment, Inc.

cc:        James F. Halpin, Chairman, Compensation Committee
Isaac Perlmutter
Kenneth P. West
Benjamin Dean